                                                                    EXHIBIT 99.1

                               3Dlabs Inc., Ltd.

                       CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 2001, 2000, AND 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders of
3Dlabs Inc., Ltd.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of 3Dlabs Inc., Ltd. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          PricewaterhouseCoopers LLP

San Jose, California
March 8, 2002, except for Note 15,
as to which the date is March 13, 2002

                               3Dlabs Inc., Ltd.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,326    $  7,287
  Restricted investments....................................     5,072       7,526
  Accounts receivable, net of allowance for doubtful
     accounts of $952 in 2001 and $1,154 in 2000............    11,941      23,526
  Inventories, net..........................................     7,828      11,315
  Prepaid expenses and other current assets.................     1,628       4,403
                                                              --------    --------
       Total current assets.................................    31,795      54,057
Property and equipment, net.................................    10,856       4,381
Intangible assets, net of accumulated amortization..........    21,620      25,627
Investments and other assets................................       758       2,261
                                                              --------    --------
       Total assets.........................................  $ 65,029    $ 86,326
                                                              ========    ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt obligations...............................  $ 10,131    $ 13,325
  Accounts payable..........................................     7,251       7,697
  Accounts payable -- Intergraph............................     1,992       3,090
  Accrued liabilities.......................................     6,517       8,508
  Income taxes payable......................................     3,399       2,173
  Current portion of capital lease obligations..............     3,633         614
  Obligation to Intergraph (Note 2).........................        --      10,000
                                                              --------    --------
       Total current liabilities............................    32,923      45,407
Convertible debt -- related parties.........................    20,385      15,682
Long-term portion of capital lease obligations..............     6,032         814
                                                              --------    --------
       Total liabilities....................................    59,340      61,903
                                                              --------    --------
Commitments and contingencies (Notes 7 and 8)
Shareholders' equity:
  Preferred stock, $0.01 par value; 5,000 shares authorized;
     none issued and outstanding............................        --          --
  Common stock, par value $0.01; 75,000 shares authorized;
     30,410 issued, 30,353 outstanding in 2001 and 22,354
     shares issued, 22,315 outstanding in 2000..............       303         222
  Additional paid-in capital................................    71,237      60,098
  Accumulated deficit.......................................   (64,579)    (34,869)
  Other comprehensive loss..................................    (1,184)       (971)
  Treasury stock, 57 shares in 2001, 39 in 2000, at cost....       (88)        (57)
                                                              --------    --------
       Total shareholders' equity...........................     5,689      24,423
                                                              --------    --------
          Total liabilities and shareholders' equity........  $ 65,029    $ 86,326
                                                              ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               3Dlabs Inc., Ltd.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                                2001       2000      1999
                                                              --------   --------   -------
                                                                  (IN THOUSANDS, EXCEPT
                                                                   PER SHARE AMOUNTS)
Revenues....................................................  $ 80,057   $ 70,652   $46,223
Cost of revenues............................................    57,485     42,953    21,557
                                                              --------   --------   -------
Gross profit................................................    22,572     27,699    24,666
                                                              --------   --------   -------
OPERATING EXPENSES:
  Research and development..................................    22,715     14,194    11,323
  Sales and marketing.......................................    11,145     13,060     9,238
  General and administrative................................    10,211      8,756     6,653
  Write-off of acquired in-process research and
     development............................................        --      3,147        --
  Restructuring charge......................................     1,558         --        --
                                                              --------   --------   -------
       Total operating expenses.............................    45,629     39,157    27,214
                                                              --------   --------   -------
Loss from operations........................................   (23,057)   (11,458)   (2,548)
Interest income.............................................       140      1,004     1,368
Interest and other expense..................................    (5,293)    (2,368)     (406)
                                                              --------   --------   -------
Loss before provision for income taxes......................   (28,210)   (12,822)   (1,586)
Provision for income taxes..................................     1,500      1,192     1,255
                                                              --------   --------   -------
Net loss....................................................  $(29,710)  $(14,014)  $(2,841)
                                                              ========   ========   =======
Basic and diluted net loss per share........................  $  (1.11)  $  (0.70)  $ (0.16)
                                                              ========   ========   =======
Basic and diluted shares used in computing net loss per
  share.....................................................    26,869     20,162    17,825
                                                              ========   ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               3Dlabs Inc., Ltd.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                           COMMON STOCK     ADDITIONAL                                    OTHER                      TOTAL
                          ---------------    PAID-IN     ACCUMULATED     DEFERRED     COMPREHENSIVE   TREASURY   SHAREHOLDERS'
                          SHARES   AMOUNT    CAPITAL       DEFICIT     COMPENSATION       LOSS         STOCK        EQUITY
                          ------   ------   ----------   -----------   ------------   -------------   --------   -------------
                                                                     (IN THOUSANDS)
Balance at December 31,
  1998..................  17,140    $171     $41,397      $(18,014)        $(67)         $   (62)       $ --       $ 23,425
Issuance of common stock
  under stock option
  plans and warrant
  exercise..............     415       3       1,016            --           --               --          --          1,019
Issuance of common stock
  in connection with
  settlement
  agreement.............     676       7       1,685            --           --               --          --          1,692
Amortization of deferred
  compensation..........      --      --          --            --           67               --          --             67
Translation
  adjustment............      --      --          --            --           --             (537)         --
Net loss................      --      --          --        (2,841)          --               --          --
Comprehensive loss......      --      --          --            --           --               --          --         (3,378)
                          ------    ----     -------      --------         ----          -------        ----       --------
Balance at December 31,
  1999..................  18,231     181      44,098       (20,855)          --             (599)         --         22,825
Issuance of common stock
  under stock option
  plans and warrant
  exercise..............     535       5       1,387            --           --               --          --          1,392
Issuance of common stock
  in connection with
  acquisition...........   3,588      36      12,233            --           --               --          --         12,269
Issuance of warrants....      --      --       1,874            --           --               --          --          1,874
Repurchase of common
  stock.................     (39)     --          --            --           --               --         (57)           (57)
Beneficial conversion
  feature on convertible
  debt..................      --      --         506            --           --               --          --            506
Translation
  adjustment............      --      --          --            --           --             (372)         --
Net loss................      --      --          --       (14,014)          --               --          --
Comprehensive loss......      --      --          --            --           --               --          --        (14,386)
                          ------    ----     -------      --------         ----          -------        ----       --------
Balance at December 31,
  2000..................  22,315     222      60,098       (34,869)          --             (971)        (57)        24,423
Issuance of common stock
  under stock option
  plans.................     465       5         479            --           --               --          --            484
Issuance of common stock
  in connection with
  acquisition...........   7,591      76       9,924            --           --               --          --         10,000
Issuance of warrants....      --      --         736            --           --               --          --            736
Repurchase of common
  stock.................     (18)     --          --            --           --               --         (31)           (31)
Translation
  adjustment............      --      --          --            --           --             (213)         --
Net loss................      --      --          --       (29,710)          --               --          --
Comprehensive loss......      --      --          --            --           --               --          --        (29,923)
                          ------    ----     -------      --------         ----          -------        ----       --------
Balance at December 31,
  2001..................  30,353    $303     $71,237      $(64,579)        $ --          $(1,184)       $(88)      $  5,689
                          ======    ====     =======      ========         ====          =======        ====       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               3Dlabs Inc., Ltd.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                                2001       2000      1999
                                                              --------   --------   -------
                                                                     (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(29,710)  $(14,014)  $(2,841)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................     7,276      6,285     3,938
    Write-off of acquired in-process research and
     development............................................        --      3,147        --
    Write-off of investment in Appian.......................     2,000         --        --
    Deferred income taxes...................................      (497)       (13)      134
    Beneficial conversion feature on convertible debt.......        --        506        --
    Compensation expense from stock options.................        --         --        67
    Interest accrued on convertible debt....................       703        682        --
    Changes in assets and liabilities:
      Accounts receivable...................................    11,585    (11,319)   (7,037)
      Accounts receivable from related party................        --        200        --
      Inventories...........................................     3,487     (2,840)   (5,874)
      Prepaid expenses and other current assets.............     2,775     (1,458)      415
      Accounts payable and accounts payable to Intergraph...    (1,544)     1,200     6,315
      Accrued liabilities...................................    (1,991)     4,373    (2,208)
      Income taxes payable..................................     1,226       (115)    1,652
                                                              --------   --------   -------
        Net cash used in operating activities...............    (4,690)   (13,366)   (5,439)
                                                              --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sale of short-term investments............................        --      3,761    16,435
  Restricted investments....................................     2,454       (474)       --
  Purchase of short-term available for sale investments.....        --         --   (18,876)
  Investment and other assets...............................        --         --    (2,000)
  Purchases of property and equipment.......................      (328)    (2,765)     (953)
  Purchases of intangible assets............................       (98)        --        --
                                                              --------   --------   -------
        Net cash provided by (used in) investing
        activities..........................................     2,028        522    (5,394)
                                                              --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock under stock option
    plans, employee stock purchase plan and warrant
    exercise................................................       484      1,392     1,019
  Proceeds from sale of common stock issued in connection
    with the settlement of litigation.......................        --         --     1,412
  Repurchases of common stock...............................       (31)       (57)       --
  (Payments) proceeds from short term obligations...........    (3,194)     7,184     3,381
  Proceeds from convertible debt -- related party...........     4,000      7,500     7,500
  Payments on capital lease obligations.....................      (345)      (243)   (1,230)
                                                              --------   --------   -------
        Net cash provided by financing activities...........       914     15,776    12,082
                                                              --------   --------   -------
Effect of exchange rate on changes in cash..................      (213)      (372)     (537)
                                                              --------   --------   -------
Net increase (decrease) in cash and cash equivalents........    (1,961)     2,560      (118)
Cash and cash equivalents at beginning of period............     7,287      4,727     4,845
                                                              --------   --------   -------
Cash and cash equivalents at end of period..................  $  5,326   $  7,287   $ 4,727
                                                              ========   ========   =======
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest....................................  $  1,558   $  1,855   $   367
  Cash paid for taxes.......................................  $  1,331   $  1,255   $   613
SUPPLEMENTAL NONCASH INVESTING AND FINANCING INFORMATION
  Issuance of warrants......................................  $    736   $  1,874   $    --
  Other assets acquired in exchange of issuance of common
    stock...................................................  $     --   $     --   $   280
  Equipment acquired under capital lease....................  $  8,582   $  1,041   $   239
  Stock issued for acquisition..............................  $ 10,000   $ 12,269   $    --

  The accompanying notes are an integral part of these consolidated financial statements.

                               3Dlabs Inc., Ltd.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION

     3Dlabs Inc., Ltd., a Bermuda corporation (the "Company"), is a fabless supplier of high-performance integrated hardware and software workstation graphics accelerator solutions for professionals primarily in the computer aided design, digital content creation and visual simulation markets. The Company markets a range of graphics solutions for use in professional graphics applications for Windows NT-based personal computers, and high-performance desktop PCs, as well as UNIX-based workstations.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the Company and its wholly-owned subsidiaries, including: 3Dlabs, Inc., incorporated and based in the United States, primarily a sales and marketing company; and 3Dlabs Limited, incorporated and based in the United Kingdom, primarily a research and development company. From July 21, 2000 forward, the consolidated financial statements also include the operations of 3Dlabs (Alabama) Inc., incorporated and based in the United States, a sales and research and development company. All inter-company transactions and balances have been eliminated.

  LIQUIDITY

     The Company's recent operating results have consumed substantial amounts of cash. The Company has in the past relied on funding from the sale of equity securities, convertible debt and on borrowing facilities to fund operations. The Company has a $20 million Revolving Line of Credit, which expires July 27, 2004.

     On December 4, 2001 CTI II Limited, a wholly-owned subsidiary of Creative Technology Ltd. ("Creative"), a major shareholder of the Company, entered into a $4 million convertible debt agreement with the Company. On January 24, 2002, a further $10 million convertible debt financing was obtained from CTI II Limited, a wholly-owned subsidiary of Creative.

     In March 2002, the Company entered into an agreement with Creative whereby the Company agreed to be acquired. The acquisition is subject to approval by the Company's shareholders and regulatory and government approvals. There can be no assurance that the acquisition will be completed.

     If the acquisition of the Company is not completed, management believes that it will require additional cash from similar or related private placements or other sources of liquidity to meet the Company's projected working capital and other requirements for 2002. The Company will need to seek additional equity or debt financing to address its working capital needs and to provide funding for capital expenditures. There can be no assurances, however, that financing will be available on terms acceptable to the Company, if at all. If the Company is not successful in raising additional capital, the Company can not reasonably assess how long its current cash balances, cash generated from operations and borrowings available under any remaining loans, lines of credit and equipment financing, even with reductions in operating expenses and limited capital expenditures, would permit the Company to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               3Dlabs Inc., Ltd.

  CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND RESTRICTED INVESTMENTS

     Cash equivalents consist of highly liquid investments with original maturities of three months or less. Short-term investments are held as securities available for sale and are carried at their market value as of the balance sheet date. Realized gains or losses are determined on the specific identification method and are reflected in income. Net unrealized gains or losses are recorded directly in shareholders' equity except those unrealized losses which are deemed to be other than temporary are reflected in income.

     Cash and cash equivalents, and restricted investments consist of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
                                                              (IN THOUSANDS)
Cash and cash equivalents:
  Deposits with financial institutions......................  $5,326   $7,287
                                                              ======   ======
Restricted investments:
  Deposits with Bermuda financial institution
     (restricted)...........................................  $4,500   $4,500
  Deposits with US financial institution (restricted).......     572    3,026
                                                              ------   ------
     Total..................................................  $5,072   $7,526
                                                              ======   ======

     The deposits with the Bermuda financial institution at December 31, 2001 and 2000 were held as collateral for the UK overdraft facility and a software credit facility (see Note 5) in the form of a certificate of deposit. The deposits with the US financial institution were held as collateral for the Loan and Security Agreement (see Note 5).

  INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market, as estimated by management based on expected future sales prices. The inventories at December 31, 2001 and 2000 were comprised of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               2001     2000
                                                              ------   -------
                                                               (IN THOUSANDS)
Raw materials...............................................  $3,131   $   941
Work in progress............................................     132        --
Finished goods..............................................   4,565    10,374
                                                              ------   -------
                                                              $7,828   $11,315
                                                              ======   =======

     In 2001, charges of $8,292,000 and $1,319,000 were recorded in cost of revenues for the write-down of certain older products and excess quantities included in inventory, and for expected losses on firm purchase commitments, respectively. The $1,319,000 is classified under accrued liabilities. In determining the charges, management made an estimate as to the realizable value of the products, which was based in part on management's assessment of the likely selling price of the products and the availability of sales through other channels.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives of two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful lives. Depreciation and amortization expense for property

                               3Dlabs Inc., Ltd.

and equipment was approximately $2,435,000, $3,630,000, and $2,645,000 in 2001,
2000 and 1999, respectively.

     Property and equipment consist of the following at:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Machinery and computer equipment............................  $ 22,505   $ 13,758
Furniture and fixtures......................................     1,647      1,020
Leasehold improvements......................................       334        798
                                                              --------   --------
                                                                24,486     15,576
Less: Accumulated depreciation..............................   (13,630)   (11,195)
                                                              --------   --------
Property and equipment, net.................................  $ 10,856   $  4,381
                                                              ========   ========

     Machinery and computer equipment includes approximately $9,879,000 and $2,751,000 recorded under capital leases at December 31, 2001 and 2000, respectively. Accumulated amortization related to leased assets totaled approximately $966,000 and $1,720,000 at December 31, 2001 and 2000,
respectively.

  INTANGIBLE ASSETS

     Intangible assets are comprised of acquired technology, workforce, patents and goodwill and were acquired in connection with business acquisitions in 2000 and 1998. Intangible assets are being amortized straight-line over their estimated useful lives ranging from six months to ten years.

     Intangible assets consist of the following at:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
                                                               (IN THOUSANDS)
Goodwill....................................................  $23,495   $23,397
Acquired technology.........................................    2,422     2,422
Patents.....................................................    3,404     3,404
Warrant.....................................................      736        --
Workforce...................................................    1,418     1,418
                                                              -------   -------
                                                               31,475    30,641
Less: Accumulated amortization..............................   (9,855)   (5,014)
                                                              -------   -------
Intangible assets, net......................................  $21,620   $25,627
                                                              =======   =======

  LONG-LIVED ASSETS

     The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. In addition, the estimated useful lives of all long-lived assets are periodically reviewed by management for reasonableness.

                               3Dlabs Inc., Ltd.

  REVENUE RECOGNITION

     The Company generally recognizes revenue from product sales upon shipment and provides for estimated returns and other costs at the time revenue is recognized. Stock rotation return rights are provided to certain customers. In the event the Company reduces its selling price on certain products, certain customers will receive price protection credit for the difference between the original purchase price of products remaining in their inventories at the time of the price reduction, up to specified levels, and the Company's reduced price for such products. Rebates may be granted to certain customers at the Company's discretion based on the customer's potential sell through. Reserves for price protection and rebate programs are estimated by management and accrued in the period in which the sale is made. Management's estimates of these reserves are based on the Company's historical experience with such arrangements and its evaluation of exposure at each balance sheet date resulting from these policies. The Company's sales are presented net of stock rotation returns, price protection and rebate reserves.

     The Company recognizes revenue from license fees when the licensee has executed a binding license agreement, the Company has delivered all deliverables required under the terms of the license agreements, and collectibility of the fee is probable. Royalty revenues are generally recognized as due from the licensee based on shipment of products incorporating the Company's technology. Minimum royalty commitments are generally recognized ratably over the period of commitment, subject to earlier recognition based on the licensees' shipment of products incorporating the Company's technology. Nonrefundable advanced royalties are generally recognized as earned, provided all related products have been delivered. Support revenues are generally recognized ratably over the term of the related agreements. To date revenue from license fees has not been material.

     The Company participates in cooperative advertising and market development programs with certain distributors. These programs are used by the Company to reimburse distributors for certain forms of advertising and, in general, allow distributors credits up to a specified percentage of net purchases. The Company receives an identifiable benefit which has an identifiable fair value. The Company's costs associated with these programs are estimated and accrued at the time of sale, and are included in sales and marketing expenses. To date, these costs have not been material to the Company.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities. The carrying amounts of short-term debt approximate fair value because such obligations bear interest at floating rates.

  FOREIGN CURRENCY TRANSLATION

     The reporting currency for the Company is the U.S. dollar. The functional currency of the Bermuda corporation and its U.S. subsidiaries is the U.S. dollar. The Company's U.K. subsidiary uses the British pound as its functional currency, and its assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the period. In addition, all ongoing adjustments resulting from the process of translating the U.K. subsidiary's financial statements into U.S. dollars have been accumulated and recorded within a separate component of shareholders' equity. There are no significant exchange gains or losses included in the accompanying consolidated statements of operations.

                               3Dlabs Inc., Ltd.

  ADVERTISING COSTS

     Advertising costs are charged to sales and marketing expense as incurred. Advertising costs for the years ended December 31, 2001, 2000 and 1999 were $289,000, $376,000 and $274,000, respectively.

  NET LOSS PER SHARE

     Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of shares outstanding and adding potentially dilutive common shares during the period. The calculation of diluted net loss per share excludes potential common stock if the effect is anti-dilutive. Potential common stock is comprised of incremental common shares issuable upon the exercise of stock options, warrants and convertible debt. For the years ended December 31, 2001, 2000 and 1999, there were approximately 10,816,000, 6,916,000 and 3,413,000 shares related to stock options and warrants that were excluded from the computation of diluted net loss per share because the effect would have been antidilutive.

  STOCK-BASED COMPENSATION

     The Company grants stock options to purchase a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock options and employee stock purchases in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations. In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), the Company has provided the pro forma disclosures as required by FAS 123.

  COMPREHENSIVE INCOME (LOSS)

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") requires, for all periods presented, that comprehensive income be reported with the same prominence as other financial statements. As such, the Company has included these amounts on the consolidated statements of shareholders' equity. Comprehensive income (loss) includes net income (loss) plus other comprehensive income (loss). Other comprehensive income
(loss) for the Company is comprised of changes in cumulative translation adjustments.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed and tested annually (or more frequently if impairment indicators arise) for impairment. SFAS No. 142 is effective for our fiscal year beginning January 1, 2002. The impact of adopting SFAS No. 142 and hence not amortizing goodwill is approximately $3,336,000 for the year ended December 31, 2002.

     In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company's adoption of SFAS No. 144 on January 1, 2002 did not have a material impact on its financial statements.

                               3Dlabs Inc., Ltd.

     In November 2001, the Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" ("EITF 01-09"). EITF 01-09 requires the Company to record certain consideration paid to distributors of its products as a reduction of revenue. The Company does not expect the implementation of EITF 01-09 to have a material effect on its results of operations or financial position.

2.  ACQUISITION

     On July 21, 2000, the Company acquired the assets of the Intense 3D division of Intergraph Corporation ("Intergraph"), a supplier of professional 2D/3D graphics accelerator boards. In connection with the acquisition, a new wholly-owned subsidiary, 3Dlabs (Alabama), Inc. ("3Dlabs Alabama") was formed. Under the terms of the purchase agreement, 3,588,060 shares of the Company's common stock were issued to Intergraph in exchange for assets of Intense 3D. The fair value of the stock issued was $12,269,000. Additionally, the agreement provided for contingent consideration of up to $25,000,000 to be paid to Intergraph based upon certain operational and financial performance metrics related to 3Dlabs Alabama, measured from the acquisition date to December 31, 2000. At December 31, 2000, the additional earn-out consideration was determined to be $10,000,000 and accordingly 7,591,285 shares of common stock were issued to Intergraph on March 28, 2001.

     The acquisition has been accounted for under the purchase method of accounting. Accordingly, the financial statements presented herein include the results of operations for 3Dlabs Alabama from the date of the acquisition.

     The components of the purchase price are as follows (in thousands):

Fair value of common shares issued..........................  $12,269
Direct acquisition costs....................................    1,178
Additional consideration payable in accordance with the
  purchase agreement........................................   10,000
                                                              -------
     Total purchase price...................................  $23,447
                                                              =======

     Direct acquisition costs consist of investment banking fees, legal fees, accounting fees and travel costs related to the acquisition.

     The total purchase price was allocated to the estimated fair value of the identifiable tangible and intangible assets based on independent appraisals and management estimates as follows (in thousands):

Developed technology........................................  $ 2,422
Patents.....................................................    1,613
Workforce in place..........................................    1,418
Property and equipment......................................    1,157
In-process research and development.........................    3,147
Goodwill....................................................   13,690
                                                              -------
                                                              $23,447
                                                              =======

                               3Dlabs Inc., Ltd.

     The excess of the purchase price over the fair value of the identifiable assets acquired was recorded as goodwill and is being amortized on a straight-line basis over seven years. The identifiable tangible and intangible assets acquired are being amortized straight-line over their estimated useful lives as follows:

Developed technology........................................  6 months to 2 years
Patents.....................................................  5 years
Workforce...................................................  5 years
Property and equipment......................................  3 to 4 years

     In connection with the acquisition of Intense 3D, the Company recorded a $3,147,000 charge to in-process research and development in the third quarter of 2000. The amount was determined by identifying research projects for which technological feasibility had not been established and for which no alternative future uses existed. As of the acquisition date, there were two projects, related to new high performance 3D graphics boards for the high-end workstation market, which met the above criteria.

     The following unaudited pro forma financial information presents the combined results of operations for the Company and 3Dlabs Alabama, as if the acquisition had occurred on January 1, 2000 and January 1, 1999. The pro forma information has been prepared for comparative purposes only and is not indicative of actual operating results. The pro forma information does not include any charge for the write off of acquired in-process research and development recorded in the year ended December 31, 2000 as it is one-time in nature.

                                                                     UNAUDITED
                                                              PRO FORMA FOR THE YEARS
                                                                ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Revenues....................................................   $115,177     $101,460
Loss before income taxes....................................   $ (7,248)    $ (1,466)
Net loss....................................................   $ (6,116)    $ (8,714)
Basic and diluted net loss per share........................   $  (0.20)    $  (0.30)

3.  CONCENTRATIONS

  CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted investments, and receivables from customers. The Company primarily invests its cash and cash equivalents and restricted investments in time deposits with high credit-quality institutions and in Eurodollar and other corporate bonds and notes. The Company is exposed to credit risk in the event of default by these institutions and corporate entities to the extent of the amount recorded in the balance sheet. With respect to receivables from customers, the Company primarily sells its products worldwide to add-in graphics card and computer equipment manufacturers as well as distributors and re-sellers. Management believes that the concentration of credit risk in its customer receivable is substantially mitigated by the ongoing performance of credit evaluations of its customers' financial condition, use of collection terms, use of letters of credit in certain circumstances, and geographical dispersion of sales. The Company generally does not require collateral, and maintains reserves for potential doubtful accounts based on the expected collectibility of all accounts receivable.

                               3Dlabs Inc., Ltd.

  MAJOR CUSTOMERS

     Customers representing ten percent or more of total revenues in a particular year are as follows:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
CUSTOMER                                                      2001   2000   1999
--------                                                      ----   ----   ----
     A......................................................   18%     9%    16%
     B......................................................   26%    10%    --
     C......................................................    6%    10%     8%

     Loss of or disruption of sales to any of the above customers could have a material adverse effect on the Company's business, financial condition, and results of operations. None of the above customers are related parties.

  DEPENDENCE ON MAJOR SUPPLIERS AND PRODUCT ORDERS

     To date, the Company has relied on a single supplier for silicon chips for its GLINT and Wildcat families of processors, and has relied on another supplier for silicon chips for its Permedia family of processors. In addition, during 2001, 2000 and 1999, the Company relied on two subcontractors for the manufacture of most of its board level products. The loss of either supplier or these subcontractors or their failure to meet the Company's price, quality, quantity, and delivery requirements could have a material adverse effect on the Company's business, financial condition, and results of operations. Further, during 2000 and part of 2001, the Company relied on its supplier of silicon for its supply of its ceramic substrates used in packages for its Wildcat chips. Problems in obtaining an adequate supply of ceramic substrates from the manufacturer could adversely affect the Company's revenues and results of operations. Additionally, the Company frequently orders product from its suppliers in advance of purchase orders from its customers. Any reductions in expected demand for products manufactured for the Company could result in excess inventories and related inventory writedowns.

4.  INVESTMENT

     In June 1999, Appian Graphics Corporation ("Appian") entered into a technology license with 3Dlabs. Upon signing of the agreement, Appian paid $1,000,000 and an additional $1,000,000 was paid upon receipt of the licensed technology in September 1999. In addition, Appian was to pay 3Dlabs royalties, at a rate specified in the agreement, for any product manufactured that uses the licensed technology. The agreement is for an initial period of five years.

     In September 1999, the Company invested $2,000,000 in Appian in exchange for 2,000 shares of Series B preferred stock of Appian, representing a 10% interest in the outstanding voting shares of Appian, and a seat on the Company's Board of Directors. The investment was accounted for on the cost method. Appian is a designer and manufacturer of multiple monitor display cards some of which incorporate the 3Dlabs technology.

     Appian purchased $105,000 and $330,000 of the Company's products during 2000 and 1999, respectively. No amounts were due or accrued under the royalty agreement for the years ended December 31, 2000 and 1999. The Company accrued $58,000 as royalty income from Appian in 2001.

     In December 2001, following an impairment test of the company's investment in Appian, which included a review of Appian results of operations for the year ended December 31, 2001, operating plan for fiscal year 2002 and an evaluation of Appian's ability to raise additional capital to continue as a going concern, the investment was written down to zero. Accordingly, the Company recorded a non-operating $2,000,000 impairment charge in the fourth quarter of 2001.

                               3Dlabs Inc., Ltd.

5.  SHORT-TERM DEBT OBLIGATIONS

     In February 1999 the Company obtained a Revolving Line of Credit from a bank in the amount of $2,526,000, which expired on September 30, 2001. Advances under the facility accrued interest at a per annum rate of 225 basis points above the LIBOR rate. At December 31, 2001 and 2000, $0 and $1,500,000 was outstanding under the facility. A $2,526,000 restricted investment with a U.S. financial institution was held as collateral for this revolving line of credit in the form of a certificate of deposit (see Note 1) and repaid upon expiry.

     In November 1999, the Company entered into a $3,000,000 Accounts Receivable Financing Agreement. Under the agreement, the Company was able to finance eligible accounts receivable up to $3,000,000 at an interest rate of the bank's prime rate plus 3 percentage points. During the year ended December 31, 2000, the Accounts Receivable Financing Agreement was paid off and replaced by a Revolving Credit Agreement in an amount not to exceed $7,500,000 or 70% of qualified accounts receivable of the US subsidiaries, whichever is less. The Agreement was secured by all tangible and intangible assets of the US subsidiaries and was guaranteed by the Company. The Agreement required the Company to maintain a $500,000 restricted deposit with the bank. Borrowings under the Agreement bear interest at the bank's prime rate plus 2% (11.25% at December 31, 2000). At December 31, 2000, amounts borrowed under the agreement were $7,500,000. In connection with the Agreement, the Company issued to the bank a warrant to purchase 33,750 shares of common stock at a price of $4.58 per share. The warrant expires in August 2003. Further, in connection with an amendment to the agreement, the Company issued an additional warrant to the bank to purchase 47,250 shares of common stock at a price of $3.75 per share. This warrant also expires in August 2003. The Company determined the fair value of the warrants to be $128,000, based on the Black-Scholes option pricing model. Such amounts have been fully amortized to interest expense following the expiry of the Agreement in July 2001.

     In August 2000, the Company entered into a $1,000,000 credit facility to finance certain software purchases. The facility required equal quarterly installments of $250,000 and expired December 31, 2001. The repayments under the credit facility were revised in 2001 resulting in equal monthly repayments commencing January 2002. The advances under the facility accrue interest at a per annum rate of the bank's currency base rate (4% at December 31, 2001) plus 1%. At December 31, 2001 and 2000, $1,000,000 and $1,000,000 were outstanding, respectively. A $1,000,000 restricted investment with a Bermuda financial institution was held as collateral for this facility in the form of a certificate of deposit (see Note 1).

     The Company had an overdraft facility in the United Kingdom for 2,000,000 British Pounds which matured on December 31, 2001 and has been renewed for another year, expiring on December 31, 2002. There were outstanding balances of approximately $2,988,000 and $3,325,000 at December 31, 2001 and 2000,
respectively, under this facility. The facility charges interest at a rate of 1% above the bank's currency base rate if the overdraft balance is less than 2,000,000 British Pounds and 4% above the bank's currency base rate if the overdraft balance is greater than 2,000,000 British Pounds. The bank's currency base rate was 4% at December 31, 2001. A $3,500,000 restricted investment with a Bermuda financial institution is held as collateral for this facility in the form of a certificate of deposit (see Note 1).

     In July 2001, the Company entered into a Loan and Security Agreement with a financial institution in an amount up to $20,000,000 or 85% of the qualified accounts receivable of the U.S. subsidiaries, whichever is less. The Agreement expires in July 2004 and is secured by all tangible and intangible assets of the Company. Borrowings under the Agreement bear interest at 1.25% above the institution's prime rate. The Agreement contains certain covenants, including that the Company meet certain agreed-upon financial covenants. At December 31, 2001, the Company was not in compliance with the financial covenants, however, a waiver was obtained from the bank. Initial proceeds of the borrowing were used to repay and retire all amounts outstanding under the revolving line of credit agreement and the Revolving Credit Agreement as described above. Borrowings under the Agreement at December 31, 2001 were $6,097,000.

                               3Dlabs Inc., Ltd.

6.  CONVERTIBLE DEBT -- RELATED PARTIES

     On December 17, 1999, the Company issued to Intel Corporation, a shareholder of the Company, $7,500,000 of convertible debt which matures December 17, 2004. The debt bears interest at a rate of 4.5% per annum, payable upon conversion or at maturity. Commencing June 17, 2000, the debt is convertible into shares of the Company"s common stock at a price of $5.563 per share. All or a portion of the debt is convertible at the option of the Company for a one year period starting June 17, 2001 or any time after June 17, 2002, provided the weighted average closing price of the Company's common stock for the twenty consecutive trading days prior to the date of conversion is at least $8.34 and $5.563, respectively. There may be more than one conversion date so long as there is debt outstanding. As of December 31, 2001, none of the debt has been converted into common stock.

     On January 5, 2000, the Company issued to CTI Limited, a wholly-owned subsidiary of Creative, a shareholder of the Company, $7,500,000 of convertible debt. This debt matures January 5, 2005 and bears interest at a rate of 4.5% per annum, payable upon conversion or at maturity. Commencing July 5, 2000, the debt is convertible into shares of the Company's common stock at a price of $5.563 per share. At the date of issuance of the debt, the quoted market price of the Company's common stock was $5.938 per share, resulting in a beneficial conversion feature. The value of the beneficial conversion feature was amortized to interest expense over six months from the issuance date. The debt is convertible at the option of the Company for a one year period starting July 5, 2001 or any time after July 5, 2002, provided the weighted average closing price of the Company's common stock for the twenty consecutive trading days prior to the date of conversion is at least $8.34 and $5.563, respectively. There may be more than one conversion date so long as there is debt outstanding. As of December 31, 2001, none of the debt has been converted into common stock.

     On December 4, 2001, the Company issued to CTI II Limited, a wholly-owned subsidiary of Creative, $4,000,000 of convertible debt. This debt matures December 4, 2003 and bears interest at a rate of 4.5% per annum, payable upon conversion or at maturity. Commencing March 4, 2002, the debt is convertible into shares of the Company's common stock at a price of $2.90 per share. All or a portion of the debt is convertible at the option of the shareholder beginning three months from date of commencement. There may be more than one conversion date so long as there is debt outstanding. As of December 31, 2001, the debt has not been converted into common stock. A warrant to purchase 1,950,000 shares at $1.00 per share in the Company was issued to CTI II Limited in connection with this debt. The warrant expires December 4, 2003. The fair value of the warrant was determined to be $736,000 using the Black-Scholes option pricing model and is being amortized to interest expense over a 24 month term of the debt.

     Accrued interest on all outstanding convertible debt was $1,385,000 at December 31, 2001.

     Due to the related party nature of convertible debt, it is not practicable to estimate its fair value.

                               3Dlabs Inc., Ltd.

7.  COMMITMENTS

     Future minimum lease obligations, which are secured by the underlying assets, as of December 31, 2001, under capital leases are as follows (in thousands):

2002........................................................  $ 3,749
2003........................................................    3,626
2004........................................................    1,452
2005........................................................    1,026
                                                              -------
Total minimum lease commitments.............................    9,853
Less: Amount representing interest..........................     (188)
                                                              -------
Present value of minimum lease payments.....................    9,665
Less: Current portion.......................................   (3,633)
                                                              -------
Non-current obligations under capital leases................  $ 6,032
                                                              =======

     The Company leases its facilities under non-cancelable operating leases expiring at various dates through 2004. Future minimum lease payments under non-cancelable operating leases as of December 31, 2001 are as follows (in thousands):

2002........................................................  $1,527
2003........................................................   1,032
2004........................................................   1,010
2005........................................................     567
2006........................................................     284
                                                              ------
Total minimum lease payments................................  $4,420
                                                              ======

     Total rental expense for the years ended December 31, 2001, 2000, and 1999 was approximately $1,654,000, $1,427,000, and $839,000, respectively.

8.  LITIGATION

     In August 1998, the Company filed a complaint against a customer for nonpayment of outstanding receivables. In September 1998, the customer filed a cross-complaint against the Company, alleging, among other things, breach of contract. The complaint requested damage, injunctive relief and sought to rescind purchases of the Company's products.

     On March 31, 1999, the Company entered into a Settlement Agreement to release and extinguish all previous complaints and cross-complaints in the above mentioned matter. Under the terms of the agreement, the Company issued 676,396 shares of common stock with a value of $1,692,000 to the customer in exchange for cash of $1,412,000. In addition, the agreement provides that if the fair market value of the Company's common stock during the twenty consecutive trading days prior to March 31, 2000 exceeded $3.84 per share, the customer would pay 3Dlabs 50% of the increase in value by July 10, 2000. At March 31, 1999, the Company recorded a $280,000 asset related to the aforementioned agreement provision. At December 31, 1999, the asset was increased to $750,000 based on the fair value of the Company's common stock on that date.

     On March 31, 2000, the value of the asset recorded under the terms of the Settlement Agreement was $1,103,000. On February 2, 2001, the Company and the former customer entered into a payment agreement providing for the payment of the $1,103,000 due the Company under the Settlement Agreement. During 2001, the former customer paid off the outstanding balance in full.

                               3Dlabs Inc., Ltd.

9.  RESTRUCTURING CHARGE

     During the quarter ended December 31, 2001, we reduced our workforce as a result of the declining economic and industry conditions and the continued integration of recently acquired companies. In connection with this action, we recorded a restructuring expense of $1.5 million, consisting of severance related costs which were entirely paid out by December 31, 2001.

10.  SHAREHOLDERS' EQUITY

  PREFERRED STOCK

     The Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series and the designation of such series, without any further notice or action by the shareholders.

  COMMON STOCK

     On November 21, 2001, the Board of Directors approved an increase to the authorized share capital from 25 million shares to 75 million shares. This was ratified by the shareholders of the Company on December 14, 2001.

  WARRANTS

     In addition to the warrants issued to the bank discussed in Note 5 and the warrants issued to Creative's wholly-owned subsidiary discussed in Note 6, in 1996 the Company issued a warrant to purchase 10,650 shares of common stock of the Company at an exercise price of $9.39 per share, in connection with services provided by an investment banker in the Series C preferred stock private financing. This warrant expired in November 2001.

     The Company has reserved 2,031,000 shares of common stock for issuance on the exercise of outstanding warrants.

  SHARE AND STOCK OPTION PLANS

     The Company's 1994 Employee Share Option Scheme (the "1994 Option Scheme") provides for the granting of non-statutory stock options only to employees or directors of the Company or any subsidiary designated by the Company's Board of Directors. The options had a subscription price of not less than the fair market value per share of the common stock on the date of grant as determined by the Company's Board of Directors. The options generally expire seven years from the date of grant. The 1994 Option Scheme expired in April 2001.

     The Company's 1996 Stock Option Plan (the "1996 Stock Plan") was adopted by the Board of Directors and approved by the shareholders in October 1996. Upon adoption of the 1996 Stock Plan, the Company's Board of Directors determined to make no further grants under the 1994 Option Scheme. The 1996 Stock Plan provides for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. The Board of Directors approved an increase to the number of shares reserved for grant from 3,500,000 to 9,000,000 shares during 2001. The exercise price of incentive stock options granted under the 1996 Stock Plan may not be less than 100% (110% in the case of any options granted to a person who owns more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock subject to the option on the date of grant. The term of incentive options and all other options granted must not exceed ten years. The Board of Directors or a committee of the Board of Directors has the power to determine the terms of the

                               3Dlabs Inc., Ltd.

options or purchase rights granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise.

     A summary of the Company's stock option activity under the above plans and related information for the years ended December 31, 2001, 2000 and 1999 follows (in thousands, except per share amounts):

                                                2001                 2000                 1999
                                         ------------------   ------------------   ------------------
                                                   WEIGHTED             WEIGHTED             WEIGHTED
                                                   AVERAGE              AVERAGE              AVERAGE
                                                   EXERCISE             EXERCISE             EXERCISE
                                         OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                         -------   --------   -------   --------   -------   --------
Outstanding at beginning of year.......   6,833     $2.38      3,399     $2.70      2,512     $2.37
  Granted..............................   3,122     $1.00      4,263     $2.06      1,787     $3.15
  Cancelled............................  (1,107)    $3.67       (448)    $3.03       (640)    $2.67
  Exercised............................     (65)    $0.02       (381)    $1.67       (260)    $2.02
                                         ------     -----      -----     -----      -----     -----
Outstanding at end of year.............   8,783     $1.74      6,833     $2.38      3,399     $2.70
                                         ======     =====      =====     =====      =====     =====

     The following table summarizes information about options outstanding at December 31, 2001 (in thousands, except per share amounts):

                                                OPTIONS OUTSTANDING                    OPTIONS VESTED
                                    -------------------------------------------        AND EXERCISABLE
                                                        WEIGHTED                  -------------------------
                                        NUMBER           AVERAGE       WEIGHTED       NUMBER       WEIGHTED
                                    OUTSTANDING AT      REMAINING      AVERAGE    EXERCISABLE AT   AVERAGE
                                     DECEMBER 31,      CONTRACTUAL     EXERCISE    DECEMBER 31,    EXERCISE
RANGE OF EXERCISE PRICE                  2001        LIFE (IN YEARS)    PRICE          2001         PRICE
-----------------------             --------------   ---------------   --------   --------------   --------
$0.00 - $0.99.....................      2,769             9.20          $0.86           712         $0.83
$1.00 - $1.99.....................      2,438             9.58          $1.17           260         $1.48
$2.00 - $2.99.....................      3,238             7.83          $2.70         1,995         $2.73
$3.00 - $4.06.....................        338             7.89          $3.88           245         $3.90
                                        -----             ----          -----         -----         -----
                                        8,783             8.75          $1.74         3,212         $2.30
                                        =====             ====          =====         =====         =====

  DEFERRED COMPENSATION

     Upon the Company's initial public offering, certain options were deemed to have been granted at exercise prices below fair market value. As a result, the Company recorded deferred compensation of $229,000 during the year ended December 31, 1996. The amount recorded represents the difference between the grant price and the deemed fair market value of the Company's common stock for shares subject to certain options granted in the year. Amortization is charged over the vesting period of the options which is generally three years. At December 31, 1999, the deferred compensation had been fully amortized.

  EMPLOYEE SHARE PURCHASE PLAN

     In October 1996, the Company's 1996 Employee Share Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the shareholders. Eligible employees may participate in the Purchase Plan by authorizing payroll deductions. The amount of authorized deductions may not exceed 10% of an employee's cash compensation during the offering period or a maximum of $25,000 per calendar year. Under the Purchase Plan, each offering period will initially be 24 months in duration although the Board of Directors has the authority to change the offering periods. The price of shares under the Purchase Plan is equal to 85% of the lower of (i) the fair market value of a share of common stock immediately prior to the beginning of the applicable offering period or (ii) the fair market value of a share of common stock at the time of the purchase. Following approval by the Board of Directors during 2001, the amount of shares of common

                               3Dlabs Inc., Ltd.

stock reserved for issuance under the Purchase Plan was increased to 1,650,000. In 2001, 2000, and 1999, the Company sold 400,005, 131,148, and 61,164 shares, respectively, under the Purchase Plan. At December 31, 2001, 913,230 shares were available for issuance under the Purchase Plan.

 ACCOUNTING FOR STOCK BASED COMPENSATION

     The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123, "Accounting for Stock Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

     Pro forma information regarding net income and earnings per share is required by FAS 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called options) under the fair value method of that statement. The fair value of options reported below has been estimated at the date of grant using the Black-Scholes option pricing model assuming no expected dividends and using the following weighted average assumptions:

                                                          EMPLOYEE STOCK       EMPLOYEE STOCK
                                                             OPTIONS           PURCHASE PLAN
                                                        ------------------   ------------------
                                                        2001   2000   1999   2001   2000   1999
                                                        ----   ----   ----   ----   ----   ----
Expected life (years).................................     4      4      4   1.00   0.50   0.50
Expected volatility...................................     1      1      1      1      1      1
Risk free interest rate...............................  4.27%  5.00%  5.54%  3.41%  5.36%  4.69%

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. As the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

     The weighted-average estimated fair value of employee stock options granted during 2001, 2000 and 1999 were $0.71, $1.48 and $2.26, respectively. The weighted-average estimated fair value of employee stock purchase rights granted under the Employee Stock Purchase Plan were $0.57, $0.88 and $1.79 in 2001, 2000 and 1999, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period (for employee stock options) and the six month purchase period (for stock purchases under the Employee Stock Purchase Plan). The Company's pro forma information is as follows (in thousands except per share data):

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                                2001       2000      1999
                                                              --------   --------   -------
Net loss -- pro forma.......................................  $(34,743)  $(19,002)  $(8,263)
Basic and diluted net loss per share -- pro forma...........  $  (1.29)  $  (0.94)  $ (0.46)

11.  EMPLOYEE BENEFIT PLAN

     The Company maintains an employee savings plan for all of its full-time employees in the United Kingdom. The plan allows employees to make pretax contributions equal to a specified percentage of salary,

                               3Dlabs Inc., Ltd.

determined by age, as specified by the UK Inland Revenue. The Company is required to contribute 3% of the participating employees' salaries to the plan. During 2001, 2000 and 1999, the Company contributed approximately $114,000, $204,000 and $60,000, respectively, to the plan.

     The Company has a plan to provide retirement and incidental benefits for its eligible employees in the United States, known as the 3Dlabs Savings and Retirement Plan (the "Plan"). As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax deferred salary deductions for eligible employees. Participants in the Plan may make salary deferrals of up to 16% of the eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. For every dollar deferred under the Plan, the Company makes a matching contribution equal to 50% of the first 8% of salary deferred per participant per year. Company contributions to the Plan were approximately $335,000, $81,000 and $46,000 to the plan during 2001, 2000 and 1999, respectively.

12.  INCOME TAXES

     The Company's operations in Bermuda are not subject to corporate income taxes. Income from operations in foreign jurisdictions, including the United Kingdom and United States are subject to the applicable tax rates in those jurisdictions.

     The Company's tax provisions for fiscal 2001, 2000 and 1999 consist of the following:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Foreign (United States and United Kingdom):
  Current...................................................  $2,168   $1,205   $1,121
  Deferred..................................................    (668)     (13)     134
                                                              ------   ------   ------
     Total..................................................  $1,500   $1,192   $1,255
                                                              ======   ======   ======

     The difference between the provision for income taxes and the amount computed by applying the Bermuda statutory rate of 0% to income (loss) before provision for income taxes is explained below:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Income tax computed at the Bermuda statutory rate...........  $   --   $   --   $   --
Foreign tax computed at applicable statutory rates including
  U.S. state taxes..........................................   1,489    1,126      995
Other.......................................................      11       66      260
                                                              ------   ------   ------
Provision for income taxes..................................  $1,500   $1,192   $1,255
                                                              ======   ======   ======

                               3Dlabs Inc., Ltd.

     Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes consist of the following:

                                                               DECEMBER 31,
                                                              --------------
                                                              2001     2000
                                                              -----   ------
                                                              (IN THOUSANDS)
Deferred tax assets:
  Reserves and accruals not currently deductible for tax
     purposes...............................................  $601    $ 101
                                                              ----    -----
Deferred tax liabilities:
  Other.....................................................    --     (168)
                                                              ----    -----
                                                              $601    $ (67)
                                                              ====    =====

     Management has concluded that no valuation allowance for deferred tax assets is required based on its assessment that current levels of taxable income will be sufficient to realize the tax benefit.

     Pretax income (loss) from foreign operations was approximately $1,087,000, $3,321,000 and $2,723,000 for 2001, 2000 and 1999, respectively.

13.  RELATED PARTY TRANSACTIONS

  CREATIVE TECHNOLOGY, LTD.

     In connection with the acquisition of 3Dlabs Alabama, the Company entered into a Supply Agreement whereby Intergraph agreed to supply certain products to the Company until June 27, 2001. Such products were supplied to Intergraph (a shareholder of the Company) by its vendor, and Intergraph in turn supplied them to the Company. In connection with the Supply Agreement, on behalf of the Company, Creative, a shareholder of the Company provided a guarantee, through July 21, 2001, to Intergraph up to an aggregate amount of $12,000,000.

     In consideration of the guarantee, the Company issued to Creative a warrant to purchase 976,271 shares of Common Stock at a price of $3.6875 per share. The warrant expired on January 21, 2002 without being exercised. The Company determined the value of the warrant to be $1,746,000 based upon the Black-Scholes Option Pricing Model. Such amount has been fully amortized to interest expense over the guarantee period.

     In December 2001, Creative paid to Intergraph $4,000,000 on the Company's behalf. As consideration, the Company issued a $4,000,000 convertible subordinated note to CTI II Limited, a wholly-owned subsidiary of Creative, on December 4, 2001 (see Note 6). In connection with the issuance of this debt, the Company also granted a warrant to purchase 1,950,000 shares of common stock at $1.00 per share to CTI II Limited, a wholly-owned subsidiary of Creative on December 4, 2001, which expires December 4, 2003. The Company determined the value of the warrant to be $736,000 based upon the Black-Scholes Option Pricing Model. Such amount will be amortized to interest expense over the life of the debt.

  INTERGRAPH

     The Company's purchases under the Supply Agreement with Intergraph for the years ended December 31, 2001 and 2000 were $21.7 million and $10.8 million, respectively. Accounts payable balance arising from these purchases was $2.0 million and $3.1 million at December 31, 2001 and 2000, respectively.

  APPIAN

     See Note 4 for related party transactions with Appian.

                               3Dlabs Inc., Ltd.

14.  INDUSTRY AND GEOGRAPHIC INFORMATION

     The Company adopted Financial Accounting Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes standards for reporting information about operating segments and related disclosures about products, geographic information and major customers.

     In evaluating its business segments, the Company gave consideration to the Chief Executive Officer's review of financial information and the organizational structure of the Company's management. Based on this review, the Company concluded that, at the present time, resources are allocated and financial decisions are made based primarily on consolidated financial information. Accordingly, the Company has determined that it operates in one business segment, which is the design, development, licensing and sale of integrated hardware and software graphic accelerator solutions for 2D and 3D graphics applications for the personal computer.

  ENTERPRISEWIDE DISCLOSURES

     The Company and its subsidiaries operate worldwide. Operations outside of Bermuda consist principally of research and development and sales and marketing. Transfers between geographic areas are accounted for at estimated amounts that are generally above cost. Such transfers are eliminated in the consolidated financial statements. The following table presents enterprise-wide sales to external customers and long-lived assets by geographic region:

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
REVENUE FROM UNAFFILIATED CUSTOMERS
  International sales.......................................  $25,662   $24,614   $18,720
  Customers located in the United States....................   54,395    46,038    27,503
                                                              -------   -------   -------
     Total revenue..........................................  $80,057   $70,652   $46,223
                                                              =======   =======   =======
LONG-LIVED ASSETS
  Bermuda and related non-U.S. locations....................  $20,678   $24,883   $ 8,517
  United Kingdom............................................   11,014     3,547     2,514
  United States.............................................    1,542     3,839     2,904
                                                              -------   -------   -------
     Total long-lived assets................................  $33,234   $32,269   $13,935
                                                              =======   =======   =======

15.  SUBSEQUENT EVENTS

     On January 24, 2002, the Company issued to CTI II Limited, a wholly-owned subsidiary of Creative, $10,000,000 of subordinated convertible debt in consideration for the Company issuing a license to Creative to procure certain semiconductors being developed directly from the Company's foundry. This debt matures January 24, 2004 and bears interest at a rate of 4.5% per annum, payable upon conversion or at maturity. The debt is convertible at any time at the option of CTI II Limited into shares of the Company's common stock at a price of $2.203 per share. There may be more than one conversion date so long as there is debt outstanding.

     On March 9,2002, the Company entered into a definitive agreement with Creative to be acquired in a stock and cash transaction. Creative will purchase 3Dlabs stock at $3.60 per share, with two-thirds being paid in Creative stock (subject to certain adjustments) and one-third in cash. The acquisition is subject to approval by the Company's shareholders and regulatory and government approvals.

                               3Dlabs Inc., Ltd.

     On March 13, 2002, a complaint was filed against 3Dlabs in the Superior Court of the State of California on behalf of a purported class of 3Dlabs shareholders naming 3Dlabs and certain members of its board of directors as defendants, and claiming that the consideration to be paid in connection with the proposed business combination with Creative is inadequate. The claim alleges self-dealing and breach of fiduciary duties of 3Dlabs' board of directors to its public shareholders in connection with the proposed combination, and seeks an injunction to prevent consummation of the combination. 3Dlabs believes this lawsuit to be without merit and it intends to contest vigorously the allegations made in the complaint.